Ladbrokes PLC

SUPPL

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY FROM BARCLAYS PLC ("BARCLAYS"), PURSUANT TO PART VI OF THE COMPANIES ACT 1985, THAT ITS INTEREST ON 24 MAY 2006 HAD DECREASED TO 24,399,384 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES"), WHICH INTEREST REPRESENTED 3.91% OF THE ISSUED SHARE CAPITAL OF THE COMPANY. BARCLAYS ADVISED THAT THE REGISTERED HOLDERS AND THE NUMBER OF SHARES HELD BY EACH OF THEM WERE AS FOLLOWS:-





	SHARES
BANK OF NEW YORK	39,917
BARCLAYS CAPITAL NOMINEES LIMITED	3,859,552
BARCLAYS CAPITAL NOMINEES LIMITED	1,841,094
BARCLAYS CAPITAL NOMINEES LIMITED	115,587
BARCLAYS CAPITAL SECURITIES LIMITED	94,703
BARCLAYS CAPITAL SECURITIES LIMITED	84,118
BARCLAYS GLOBAL INVESTORS CANADA	35,585
BARCLAYS TRUST CO & OTHERS	476
BARCLAYS TRUST CO AS EXEC/ADM	19
BARCLAYS TRUST CO DMC69	23,000
BARCLAYS TRUST CO E99	373
BARCLAYS TRUST CO R69	9,556
BNP PARIBAS	26,494
CHASE NOMINEES LTD A/C 16376	286,420

CHASE NOMINEES LTD A/C 20947	2,018,773
CHASE NOMINEES LTD A/C 21359	146,464
CHASE NOMINEES LTD A/C 28270	179,237
CHASE NOMINEES LTD A/C 28270	33,297
CLYDESDALE NOMINEES HGB0125 A/C 0069390001	1,461
CLYDESDALE NOMINEES HGB0125 A/C 0069766301	11,850
CLYDESDALE NOMINEES HGB0125 A/C 0120010601	3,448
CLYDESDALE NOMINEES HGB0225 A/C 0059727802	6,401
CLYDESDALE NOMINEES HGB0225 A/C 0067355102	432
GERRARD NOMINEES LIMITED 611717	1,702
GERRARD NOMINEES LIMITED 622124	1,411
GERRARD NOMINEES LIMITED 640824	4,235
GERRARD NOMINEES LIMITED 643975	529
GERRARD NOMINEES LIMITED 652198	2,647
GERRARD NOMINEES LIMITED 660302	882
GERRARD NOMINEES LIMITED 660318	12,705
GERRARD NOMINEES LIMITED 660632	476
GERRARD NOMINEES LIMITED 660851	2,294
GERRARD NOMINEES LIMITED 781271	3,400
GREIG MIDDLETON LIMITED GM1	268,531
GREIG MIDDLETON LIMITED GM3	882
INVESTORS BANK AND TRUST CO	15,934
INVESTORS BANK AND TRUST CO	124,863
INVESTORS BANK AND TRUST CO	3,257
INVESTORS BANK AND TRUST CO	589,315
INVESTORS BANK AND TRUST CO	33,806
INVESTORS BANK AND TRUST CO	181,038

INVESTORS BANK AND TRUST CO	28,609
INVESTORS BANK AND TRUST CO	9,088
INVESTORS BANK AND TRUST CO	434,267
INVESTORS BANK AND TRUST CO	2,909,737
INVESTORS BANK AND TRUST CO	52,851
INVESTORS BANK AND TRUST CO	99,261
INVESTORS BANK AND TRUST CO	138,076
INVESTORS BANK AND TRUST CO	5,516
INVESTORS BANK AND TRUST CO	113,252
INVESTORS BANK AND TRUST CO	1,805
JP MORGAN (BGI CUSTODY) A/C 16331	150,290
JP MORGAN (BGI CUSTODY) A/C 16338	33,694
JP MORGAN (BGI CUSTODY) A/C 16341	312,037
JP MORGAN (BGI CUSTODY) A/C 16341	37,943
JP MORGAN (BGI CUSTODY) A/C 16342	71,439
JP MORGAN (BGI CUSTODY) A/C 16345	30,537
JP MORGAN (BGI CUSTODY) A/C 16400	4,970,476
JP MORGAN (BGI CUSTODY) A/C 17011	9,492
JP MORGAN (BGI CUSTODY) A/C 18409	449,812
JPMORGAN CHASE BANK	309,829
JPMORGAN CHASE BANK	60,520
JPMORGAN CHASE BANK	15,106
JPMORGAN CHASE BANK	29,103
JPMORGAN CHASE BANK	76,589
JPMORGAN CHASE BANK	82,214
JPMORGAN CHASE BANK	5,377
JPMORGAN CHASE BANK	57,542

JPMORGAN CHASE BANK	4,680
JPMORGAN CHASE BANK	71,901
JPMORGAN CHASE BANK	52,380
JPMORGAN CHASE BANK	18,185
JPMORGAN CHASE BANK	5,523
JPMORGAN CHASE BANK	29,948
JPMORGAN CHASE BANK	53,388
JPMORGAN CHASE BANK	34,789
JPMORGAN CHASE BANK	57,595
MELLON TRUST – US CUSTODIAN	39,996
MITSUI ASSET	8,730
NORTHERN TRUST BANK – BGI SEPA	31,034
NORTHERN TRUST BANK – BGI SEPA	12,322
NORTHERN TRUST BANK – BGI SEPA	30,365
R C GREIG NOMINEES LIMITED A/C RC1	1,461,600
R C GREIG NOMINEES LIMITED A/C AK1	474,572
R C GREIG NOMINEES LIMITED A/C BL1	120,358
R C GREIG NOMINEES LIMITED A/C BL1 RES	282
R C GREIG NOMINEES LIMITED A/C CM1	84,373
R C GREIG NOMINEES LIMITED A/C GP1	176,857
R C GREIG NOMINEES LIMITED A/C SA1	136,898
REFLEX NOMINEES LIMITED	8,046
STATE STREET BANK OF TRUST – WI	3,813
STATE STREET BANK OF TRUST – CO	77,188
STATE STREET BOSTON	293,366
STATE STREET TRUST OF CANADA	40,631
TRUST & CUSTODY SERVICES BANK	5,435

ZEBAN NOMINEES LIMITED	504,503
TOTAL	24,399,384

Ladbrokes PLC

RECEIVED
2006 JUN 13 A 10:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT THE FOLLOWING RESOLUTIONS WERE ALL PASSED AT THE COMPANY'S ANNUAL GENERAL MEETING HELD TODAY 26 MAY 2006 AT THE QUEEN ELIZABETH II CONFERENCE CENTRE AND THAT THE NUMBER OF VOTES WERE AS DETAILED BELOW:

		FOR	AGAINST	VOTE WITHHELD
1.	TO RECEIVE AND ADOPT THE REPORTS AND ACCOUNTS FOR 2005	309,386,401	228,483	6,568,295
2.	TO RE-APPOINT N M H JONES AS A DIRECTOR	306,787,288	9,194,760	201,458
3.	TO RE-APPOINT SIR IAN ROBINSON AS A DIRECTOR	307,286,502	8,735,106	154,766
4.	TO APPOINT J P O' REILLY AS A DIRECTOR	307,660,134	8,325,692	197,592
5.	TO APPOINT A S ROSS AS A DIRECTOR	307,651,064	8,397,746	133,609
6.	TO APPOINT R P THORNE AS A DIRECTOR	307,698,810	8,334,766	149,390
7.	TO RE-APPOINT ERNST & YOUNG LLP AS AUDITOR AND TO AUTHORISE THE DIRECTORS TO AGREE THE AUDITOR'S REMUNERATION	310,196,703	3,122,068	2,865,050
8.	TO APPROVE THE REMUNERATION REPORT	309,690,897	1,962,789	4,529,571
9.	TO AUTHORISE DONATIONS TO EU POLITICAL ORGANISATIONS AND EU POLITICAL EXPENDITURE	302,561,782	13,205,396	414,659
10.	TO INCREASE THE AUTHORISED SHARE CAPITAL	315,142,716	221,870	812,582
11.	TO AUTHORISE THE DIRECTORS TO ALLOT SHARES	288,843,978	27,088,859	249,806

12.	TO DISAPPLY SECTION 89(1) OF THE COMPANIES ACT 1985	313,118,420	637,125	2,423,318
13.	TO AUTHORISE THE COMPANY TO PURCHASE ITS OWN SHARES	315,796,520	235,608	109,574